January 31, 2005




Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC Housing Tax Credit Fund VI, L.P., Series 10
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarter ended June 30, 2004
                  Form 10-Q for the quarter ended September 30, 2004 File No. 0-50837

Dear Mr. Jacobs:

     The registrant is in receipt of your letter dated January 10, 2005 respecting the referenced matters. Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter:

     1. Please be advised that, in future filings, the registrant will use the commission file number of 000-50837.

     2. Please be advised that the registrant believes that the Management's Discussion and Analysis of Financial Condition and Results of Operations relating to the short period ended March 31, 2003 is adequate under Item 303 of Regulation S-K. as well as Interpretive Release 33-8350.

         For example, Interpretive Release 33-8350, in part, provides that

               "the purpose of MD&A is not complicated. It is to provide readers information 'necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations.' The MD&A requirements are intended to satisfy three principal objectives:

               to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

               to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 2

               to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

     Simply stated, there was no financial condition nor any results of operations to report upon as of March 31, 2003. The registrant only commenced its offering as of March 6, 2003, and as of March 31, 2003 had received subscriptions to only 242 units, none of which can be accepted until satisfaction of the minimum offering condition of 1,400 units is met. The registrant had not satisfied its minimum offering amount as of March 31, 2003.

     Management believes that full consideration was given to Item 303 of Regulation S-K, as well as the Interpretive Release. The registrant's principal business objective is to provide its investors with low- income housing tax credits. Therefore, the registrant's principal business consists of investing as a limited partner or non-managing limited liability member in Local Limited Partnerships, each of which owns and operates a multi-family housing complex that qualifies for the tax credits. The principal source of funds for such investments is the sale of limited partnership units. Capital contributions payable by the registrant to the Local Limited Partnerships, and all obligations of the registrant, are funded with investor capital contributions.

     The registrant has no obligations to any party until such time as the minimum number of securities is sold.

     Accordingly, please be advised that until such time as the registrant sold the minimum number of securities, it had no liquidity, no capital resources, and no results of operations.

     Rather, as of March 31, 2003, the registrant had only its business plan, which is discussed throughout the annual report and the registrant's financial statements. Management believes that any additional disclosures respecting the short-year ended March 31, 2003 would not improve the quality of the MD&A of the registrant, but would merely be a recitation of the financial statements, and accordingly, would not improve upon the transparency of the information presented and enhance the overall disclosures of the filing.

     3. With respect to this comment, the registrant has enclosed a copy of a letter to the registrant from its auditor, Reznick Group, P.C. (formerly, Reznick Fedder & Silverman, P.C.). In addition to the analysis of the issue provided by the auditor, please be advised that the registrant believes it would be cost prohibitive to have Reznick Group, P.C. perform the audits of all or a significant number of the Local Limited Partnerships. Furthermore, the registrant believes that its lack of control over the Local Limited Partnerships and the geographic diversity of the Local Limited Partnerships make it impractical for one Registered Public Accounting Firm to perform audits of all or a significant number of the Local Limited Partnerships.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 3

                                       January 26, 2005


Mr. Tom Riha, Chief Financial Officer
Ms. Melanie Wenk, Director of Partnership Accounting
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA  92614

  RE: WNC Housing Tax Credit Fund VI, L.P., Series 10 (the "Partnership") Audited Financial Statement For the Year Ending
             March 31, 2004, Auditors Report dated June 23, 2004


Dear Mr. Riha and Ms. Wenk:

     We have received your fax of the comment letter dated January 10, 2005 from Steven Jacobs, Senior Staff Accountant, Division of Corporate Finance, United States Securities and Exchange Commission for the above referenced entity. At your request, we are providing you with the following supplemental explanation in response to Comment Number 3 of Mr. Jacobs letters in regards to factors that assisted us, as independent auditors, in determining that we were the principal auditor of the Partnership for the referenced year end.

     In evaluating our position as principal auditor we gave consideration to AU
543. Specifically, the guidance in paragraph .02, the results of procedures performed in accordance with paragraph .10, and the discussion of long term investments in paragraph .14 which states, in part:

     With respect to investments accounted for under the equity method, the auditor who uses another auditor's report for the purpose of reporting on the investor's equity in underlying net assets and its share of earnings or losses and other transactions of the investee is in the position of a principal auditor using the work and reports of other auditors.

     Because of the significance of the procedures performed by us in connection with the Partnership's investments in the limited partnerships at the Partnership level, and our perspective, we believe that we held the position of principal auditor in our report dated June 23, 2004.

     Factors we considered in reaching this conclusion included the number of procedures and extent of procedures we performed on the investment in limited partnership accounts, the equity in the underlying net assets, the share of earnings or losses, consolidation or combination, capitalization issues, investment impairment, presentation, and footnote disclosures. Additionally, we evaluated our level of participation as independent auditor in relation to the potential concentration of the role of another independent auditor.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 4

     In auditing the Partnerships' balances in investment in limited partnerships ("Operating Partnerships"), our approach was comprised of procedures performed independently by Reznick Group P.C. (formally Reznick Fedder & Silverman, P.C.). These procedures included testing the Partnerships' investment activity, analytical procedures, test for impairment, testing of reconciliations of investment accounts to the capital of the operating partnership, determining the appropriateness of the accounting procedures applied by the Operating Partnership and the amount (percentage) of equity in losses of limited partnership recorded by the Partnership. All the above procedures were performed by Reznick Group without respect to whether the operating partnership is separately audited. We then obtained the separate audited financial statements of the Operating Partnerships to determine whether the operations of the Operating Partnership are fairly stated and supplement the audit procedures we have performed. Additionally, our planned audit procedures for the year ended March 31, 2004 contemplated us performing additional auditing procedures on the Operating Properties if specific issues are found to exist, such as going concerns, impairment or where operating results are significantly different than expected.

     As you have been made aware, the SEC in general will challenge the role of principal auditor where that auditor has audited or assumed responsibility for less than 50% of the assets and revenues of the consolidated entity. In this circumstance we audited or assumed responsibility for 76% of total assets and 45% of the net loss of the Partnership. We also believe that such traditional measures for determining the principal auditor in an investor/investee relationship are not always appropriate. In particular, as a limited partner investor in the various underlying operating partnerships, our understanding, based on our reading the various Operating Partnership limited partnership agreements, and as you have asserted to us, as limited partner, due to the Partnership's lack of control over the Operating Partnerships the Partnership is unable to select the auditors of the Operating Partnerships on an annual basis.

     As principal auditor, a portion of our analysis is to determine the extent of audit coverage by us and other auditors of the Operating Partnerships financial statements. Independent of that extent of coverage (whether by us or other auditors), as is our professional obligation under AU 543 paragraphs .04 to .06, we evaluate and conclude as to which auditors we will refer to. We have concluded that the coverage of audit of the operating partnerships was adequate to allow us to address the accounting and financial reporting of the Partnership, WNC Housing Tax Credit Fund VI, L.P., Series 10, and that we have appropriately assessed and modified our report with respect to the other auditors to which we made reference.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 5

     We trust that we have completely addressed the comment raised in Mr. Jacobs comment letter. If you should have any further questions or comments on this matter, please do not hesitate to contact me.

                                      Sincerely,

                                      REZNICK GROUP, P.C.



                                      /s/ Kirk T. Rogers
                                      ------------------
                                      Kirk T. Rogers
                                      Principal

     4. Please be advised that, in future filings in the first paragraph under the section entitled "Method of Accounting for Investments in Limited
Partnerships" and in the similar disclosure in footnote 2, the registrant will revise its disclosures to consistently use the term "sum" rather than "product."

     5. As disclosed in the first two  sentences of the second  paragraph  under
the  section   entitled   "Method  of  Accounting  for  Investments  in  Limited
Partnerships":

     "Equity in losses of Local Limited Partnerships for each year ended March 31 have been recorded by the Partnership based on nine months of reported results provided by the Local Limited Partnerships for each year ended December 31 and on three months of results estimated by management of the Partnership. Management's estimate for the three-month period is based on either actual unaudited results reported by the Local Limited Partnerships or historical trends in the operations of the Local Limited Partnerships."

     The registrant believes that clarification to the foregoing can be achieved in future filings by inserting the following sentence after the foregoing, and before the balance of such paragraph:

     "In subsequent annual financial statements, upon receiving the actual annual results reported by the Local Limited Partnerships, management reverses its prior estimate and records the actual results reported by the Local Limited Partnerships."

     6. Please be advised that, consistent with paragraph 29 of the Interpretation, the registrant adopted FIN 46(R) effective for the year ended March 31, 2004. Inadvertently, the registrant did not remove the word "preliminarily" which had been included in filings prior to the registrant's adoption of the Interpretation. Please be advised that the registrant will remove the word "preliminarily" from all filings made subsequent hereto.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 6

     With its adoption of FIN 46(R), the registrant has concluded that each of the Local Limited Partnerships is not a Variable Interest Entity (VIE).
Furthermore, the registrant has determined that the equity method is the appropriate means of accounting for these limited partnership interests. An explanation of these conclusions follows.

     FIN 46(R).  The registrant's  assessment of the Local Limited  Partnerships
     ---------
and the application of FIN 46(R) to such investments was based upon the three criteria for assessing whether an entity is a VIE, as discussed in paragraphs 5.a, b, and c of the Interpretation.

     a. Equity  Investment  at Risk.  Section 5.a of FIN 46(R) is  summarized as
        ---------------------------
follows: The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

     Please be advised that each of the registrant's Local Limited Partnerships was formed specifically for the purpose of developing and operating a single residential rental property that is eligible for low income housing tax credits. As required by the tax credit program, Local Limited Partnerships must be designed to be self-sustaining and operationally viable from inception. Each of the Local Limited Partnerships has a financial structure consisting of non-recourse mortgage loan or loans, deferred development fees and owner equity. Due to their deemed operational viability from inception, no additional sources of capital were contemplated as necessary as the formation of these entities. Additionally, the registrant evaluated the equity at risk for both the limited and general equity interests in each Local Limited Partnership and has concluded that the parties have sufficient equity at risk over the life of the Local Limited Partnership to finance its activities.

     b. Controlling  Financial Interest.  Section 5.b of FIN 46(R) is summarized
        --------------------------------
as follows: The equity investors lack one or more of the following three characteristics of a controlling financial interest: (1) The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights; (2) The obligation to absorb the expected losses of the entity; or (3) The right to receive the expected residual returns of the entity.

     Please be advised that the registrant has evaluated the general and limited equity interests in each Local Limited Partnership. In each case, the holders of the equity interest are the only entities which possess the ability through voting or other rights to make decisions about the Local Limited Partnership's activities. Accordingly, ownership attributes are not possessed by anyone other than the equity interest holders of a Local Limited Partnership. Those equity interests are obligated to absorb expected losses as illustrated within appendix A of FIN 46(R). Additionally, the general and limited equity interests do possess the right to residual returns (although such residual returns are unlikely to occur as discussed below).

     Based on the foregoing, the registrant believes that the general and limited equity interests possess a controlling financial interest.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 7

     c.  Proportionate  Interests.  Section  5.c of FIN 46(R) is  summarized  as
         -------------------------
follows: The equity investors have voting rights that are not proportionate to their obligations to absorb the expected losses, or to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

     Please be advised that the voting rights of the equity investors are proportionate to their obligations to absorb the expected losses and to their economic interests. Moreover, for each of the Local Limited Partnerships, future cash flows generated beyond operations is not expected. The economic benefit of these entities is derived from the respective tax credits. The limited equity investor primarily derives its returns and value based upon those credits and other tax benefits (depreciation, amortization, etc.). Those economic benefits are shared proportionately based strictly upon ownership interest. In each of these Local Limited Partnerships, the general equity interest is entitled to a disproportionate share of residual cash flow. However, the realization of such cash flows is unlikely due to design and restriction of disposition of the underlying property by statute. In addition to the limited probability of such cash flows, should anticipated cash flows be projected by any Local Limited Partnership, for the typical Local Limited Partnership the realization thereof is projected so far into to the future as to make the present value thereof nominal. Therefore, the registrant has determined there is no disproportionate sharing of economic interest relative to voting interests, as contemplated under paragraph c.

     d.  Conclusion.  The  registrant  has  concluded  that  the  Local  Limited
         -----------
Partnerships are not VIEs. Accordingly, the registrant need not determined who is the primary beneficiary of the Local Limited Partnerships.

Equity Method Accounting, Impairment and Reassessment of FIN 46(R)
------------------------------------------------------------------

     Having concluded that each of these Local Limited Partnerships is not a VIE, the registrant has evaluated the accounting for its investment in Local Limited Partnerships and determined the equity method to be most appropriate in these circumstances. In each case, the registrant's investment exceeds 95%, and in all cases the registrant's liability is limited to the amount of its original equity investment. As noted before, these single-property entities are financed with debt that is non-recourse. The registrant evaluated the terms of the partnership agreements governing the Local Limited Partnerships and found that, while it does have rights that allow the registrant to protect its investment, those rights are not substantial enough to allow the registrant to control the entity as contemplated in ARB 51 and FASB 94.

     The unique nature of these investments was recognized in the provisions of EITF 94-1. The registrant continues to evaluate the impairment of its investments based upon that guidance. Additionally, as provided for in FIN 46(R), should events such as changes in equity structure, equity participants, or financial obligations occur, the registrant will reassess the application of FIN 46(R), and the accounting treatment of its investments in these Local Limited Partnerships.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 8

     7. Please be advised that the properties acquired by the registrant subsequent to March 31, 2004 are each newly-constructed or substantially rehabilitated, and each was under construction or substantial rehabilitation at the date of acquisition by the registrant.

     Please be advised that, in 1989, counsel to the sponsor requested guidance from the staff as to whether or not financial statements for acquired properties would be necessary where the properties were under development at the date of acquisition. In a letter from the staff, counsel was informed that, in the opinion of the staff, financial statements for acquired properties would be required where the property had more than three months of operations at the date of acquisition by the publicly-registered issuer. Inasmuch as none of the properties had completed development activities as of the date of acquisition by the registrant, and therefore no operations, no financial statements were included in the current reports.

     8. In introduction to this response, please be advised that the registrant is not yet required to be in compliance with the rules regarding internal control reporting as set forth in Rule 13a-15.

     The only material differences between the certifications set forth as Exhibits 31.1 and 31.2 and those set forth in Item 601 of Regulation S-K are as follows:

         (a)   The  cross-reference  to the Exchange Act Rules in the preface to
               Item 4 differs.

         (b)   Item 4(b) of Item 601 is missing from the certifications.

         (c)   Item 5(a) differs.

     Inasmuch as the registrant is not yet required to be in compliance with the rules regarding internal control reporting, but is subject to Rule 13a-14, and the registrant has not elected to make itself subject on a voluntary basis, the reference thereto in the preface to Item 4 and in Item 4(b) would not appear to be appropriate at this time. Similarly, the reference to financial reporting in
Item 5(a) would not appear to be appropriate at this time. Changes to the preface of Item 4, and elimination of Item 4(b), appear to be countenanced by Release 33-8238, in the subparagraph entitled "Compliance" and Section III.E thereof. There is no specific reference in Release 33-8238 to changes to Item 5(a). Please note that the disclosure used by the registrant in Item 5(a) is that set forth in Release 33-8124, by which the staff promulgated the precursor certificate to that set forth as Item 601 in Release 33-8238.

     In its "Compliance" subparagraph, Release 33-8238 states as follows:

               A company must comply with the new exhibit requirements for the certifications required by Sections 302 and 906 of the
               Sarbanes-Oxley Act of 2002 and changes to the Section 302 certification requirements in its quarterly, semi-annual or annual report due on or after August 14, 2003. To account for the differences between the compliance date of the rules relating to internal control over financial reporting and the effective date

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 9

               of changes to the language of the Section 302 certification, a company's certifying officers may temporarily modify the content of their Section 302 certifications to eliminate certain references to internal control over financial reporting until the compliance date, as further explained in Section III.E. below.

         And in Section III.E., Release 33-8238 states:

               The final rules regarding filing of certifications under Sections 302 and 906, for companies other than registered investment companies, will be effective on August 14, 2003. The compliance dates applicable to registered investment companies are described in Section II. I., above.

               We believe that changes in the form of Section 302 certification described above are beneficial to both registrants and investors because they clarify the provisions of the certification. With one exception, discussed below, the changes are also not related to our new requirements regarding management's internal control report. With that one exception, appropriateness of the modified certification is thus not affected by the extended compliance period we are providing in connection with management's internal control report and the related attestation. Our rules adopted today also therefore provide that the form of Section 302 certification will be modified, with that one exception, in accordance with these rules effective on August 14, 2003.

               We are applying the extended compliance period to the portion of the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), which must be provided in the first annual report required to contain management's internal control report and thereafter. As noted above, this extended compliance period does not in any way affect the provisions of our other rules and regulations regarding internal controls that are in effect.

     However, Release 33-8238 provides no greater specificity than the foregoing for the manner in which changes to the certification are to be made. The registrant has made a good faith effort in the best of its ability to comply with the uncertainty generated by the delay between the effective date and the compliance dates of Release 33-8238 (as subsequently amended by Release 33-8392). If the staff finds the formulation elected by the registrant to be objectionable, and that a different formulation would not be objectionable or would be less objectionable, please advise and the registrant will consider and do its best to comply with such request.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 10

     9. The following is a comparison of Schedule III as presented by the registrant and the format prescribed by Rule 12-28 of Regulation S-X:

Format presented by Registrant
------------------------------
Column A          Partnership Name and Location
Column B          Total Investment in Local Limited Partnerships
Column C          Amount of Investment Paid to Date
Column D          Mortgage Balances of Local Limited Partnership
Column E          Property and Equipment
Column F          Accumulated Depreciation
Column G          Net Book Value
Column H          Rental Income
Column I          Net Income (Loss)
Column J          Year Investment Acquired
Column K          Status
Column L          Estimated Useful Life (Years)


Format prescribed by Rule 12-28
-------------------------------
Column A          Description
Column B          Encumbrances
Column C          Initial cost to company
Column D          Cost capitalized subsequent to acquisition
Column E          Gross amount at which carried at close of period
Column F          Accumulated depreciation
Column G          Date of construction
Column H          Date acquired
Column I          Life on which depreciation in latest income statement computed

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 11

     The following is a side-by-side comparison of the two formats:



Format presented by Registrant                                      Format prescribed by Rule 12-28
------------------------------                                      -------------------------------
Column A          Partnership Name and Location                     Column A        Description
Column B          Total Investment in Local Limited
                  Partnerships
Column C          Amount of Investment Paid to Date
Column D          Mortgage Balances of Local Limited                Column B        Encumbrances
                  Partnerships
Column E          Property and Equipment                            Column E        Gross amount at which carried
                                                                                    at close of period
Column F          Accumulated Depreciation                          Column F        Accumulated depreciation
Column G          Net Book Value
Column H          Rental Income
Column I          Net Income (Loss)
Column J          Year Investment Acquired                          Column H        Date Acquired
Column K          Status
Column L          Estimated Useful Life (Years)                     Column I        Life on which depreciation in
                                                                                    latest income statement
                                                                                    computed

     As noted by the above comparisons, the registrant has supplemented the column format prescribed by Rule 12-28 by adding the following columns of disclosures:

Column B              Total Investment in Local Limited Partnerships
Column C              Amount of Investment Paid to Date
Column G              Net Book Value
Column H              Rental Income
Column I              Net Income (Loss)
Column K              Status

     The registrant's sole means of investing in real estate is through its investments in limited partnership or limited liability company interests, accounted for under the equity method of accounting. Accordingly, the additional columns have been provided based on management's belief that the additional information is meaningful to the reader in understanding the registrant's investments, as well as the associated low income housing tax credit benefits received or to be received from these local limited partnerships.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 12


     The following three columns prescribed by Rule 12-28 have been omitted by the registrant as noted in the above comparisons:

Column C          Initial cost to company
Column D          Cost capitalized subsequent to acquisition
Column G          Date of Construction

     As noted above, the registrant's principal business objective is to provide its limited partners with low income housing tax credits. Historically, investments in local limited partnerships and the activities of the local limited partnership follow an established pattern, as follows:

         (a) The acquisition of its property by a local limited partnership occurs prior to the registrant's acquisition of its interest in the local limited partnership.

         (b) The property acquired by a local limited partnership is typically acquired within one year before the registrant acquires its interest in the local limited partnership.

         (c)   The  property   acquired  by  a  local  limited   partnership  is
               newly-constructed or substantially rehabilitated by the local limited partnership.

         (d) The registrant acquires its interest in the local limited partnership soon after completion of, or during, the construction/rehabilitation stage of the property. The registrant's payments to a local limited partnership are staged as construction and operating benchmarks are achieved.

     The registrant's initial cost to acquire its indirect interest in a property represents only a percentage of the property's overall costs of its construction/rehabilitation. The registrant has excluded the "Initial cost to company" column as potentially incomplete. Furthermore, the net improvements capitalized subsequent to the registrant's acquisition of its local limited partnership interests represents the majority of the costs capitalized and reported in the "property and equipment" column (column E). For these reasons, management has omitted these three columns and believes their omission combined with the additional columns substantially presents the information prescribed by Rule 12-28. Additionally, management believes the "Year Investment Acquired" column substantially provides the relevant information prescribed by Column G of Rule 12-28.

Steven Jacobs, Senior Staff Accountant
January 31, 2005
Page 13


     10. Please be advised that the description of how recoverability is measured in impairment testing as set forth in the Form 10-K for the year ended March 31, 2004 represents the correct description of the registrant's policy in these regards. The description included in the annual report differed from the description included in prior periodic reports; however, the change was in the phrasing of the description, and not in the policy itself. Although the registrant revised the description in the annual report, inadvertently it failed to carry the revisions through to the subsequent quarterly reports.

     Please be advised that, in future filings, the registrant will consistently state the description of how recoverability is measured in impairment testing.


                        ---------------------------------

     In addition to the foregoing the registrant acknowledges that the registrant is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.


     Please contact the undersigned if you have any further questions or comments in these regards.

                                       Very truly yours,



                                       /s/ Thomas J. Riha
                                       ------------------
                                       Thomas J. Riha,
                                       Senior Vice President - Chief Financial
                                       Officer, WNC & Associates, Inc.